Indigo-Energy, Inc.

13350 Random Hills Road
Suite 800
Fairfax, VA 22030

June 30, 2006

Alec Winfrey
2727 Mustang Drive
Oak Hill, VA 20171

Re: Voluntary Resignation as Officer and Director from Indigo-Energy, Inc.

Dear Alec:

The purpose of this letter is to set forth an agreement between Indigo-Energy, Inc. (the "Company") and you with respect to your voluntary resignation as Secretary, Treasurer and a Board of Director. As you are aware, the company is restructuring certain areas of its business such that the Secretary, Treasurer and Board of Director functions will be appointed to another individual. Indigo-Energy seeks your resignation as Secretary, Treasurer, and as a member of the Board of Directors of the Company, effective June 30, 2006 (hereinafter "Resignation Date"). The following sets forth the terms of this Agreement:

- You will be entitled to keep 1,000,000 shares of the Company's common stock which you currently own;
- In further consideration of the benefits provided to you under this Agreement, you acknowledge your obligation for a period of three years to maintain in confidence and not to use for any purpose other than the benefit of the company, all information of the Company you received during your employment.
- This agreement sets forth the entire agreement between you, on the one hand, and the Company and its affiliates, on the other hand, concerning the subject matters addressed here, and supersedes any prior oral and/or written agreements or communications between you and the Company and/or any of its affiliates concerning these subjects; and, This Agreement shall be construed and interpreted in accordance with the laws of Nevada without regard to its conflict of law principles.

Please sign both originals of this Letter Agreement and Resignation where indicated, thereby signifying your acceptance of the terms and return one set of originals to the Company.

Sincerely,

INDIGO-ENERGY, INC.

By: ______________________
David J Larson
President

AGREED AND ACCEPTED BY:

____
Alec Winfrey

AW 6-30-06

June 30, 2006

Mr. David Larson
Indigo-Energy, Inc.
13350 Random Hills Road
Suite 800
Fairfax, VA 22030

Re: Indigo-Energy, Inc.

Dear Dave:

This letter hereby serves as my notification to the shareholders and directors of Indigo-Energy, Inc. (the "Company") of my resignation, effective immediately, from my position as Secretary, Treasurer, and as a member of the Board of Directors of the Company. This resignation is not due to a disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Very truly yours,

Alec Winfrey